UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at July 15, 2010

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: July 15, 2010

* Print the name and title of the signing officer under his signature

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
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800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL ANNOUNCES FISCAL 2011 FIRST QUARTER RESULTS

July 15, 2010, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX:RDI; JSE:RDI, OTCBB:RDIAF) announces financial results for the three months ended May 31, 2010. Currency values are presented in Canadian dollars unless otherwise indicated.

Rockwell is engaged in alluvial diamond production with focus on the mining and development of alluvial diamond deposits that yield high value gemstones. The Company has continued to operate three mines - Holpan, Klipdam and Saxendrift - during its first fiscal quarter of 2011, and has initiated a bulk sampling program on the Klipdam Extension property to evaluate this property, which is near to the Klipdam operation. All of these operations are located in the Northern Cape Province area of South Africa.

A total of 7,316 carats of diamonds were produced during the quarter, including a 66-carat stone recovered at the Company's Holpan mine and 124-carat and 145-carat stones recovered from production at its Saxendrift mine. The large diamonds were sold into Rockwell's joint venture agreement with Steinmetz Diamond Group ("SDG") to be manufactured and sold as polished goods, and will provide additional profit share revenue to the Company.

One tender sale of rough diamonds was held during the quarter. The Company received significantly improved prices for its better quality stones, particularly for diamonds with good color and clarity. The average price achieved was US$1,611.11 per carat.

Diamond Market

The prices received for the rough diamonds its recent tender are comparable to those achieved during calendar 2008, indicating the diamond business has improved over the past eighteen months. Other evidence of this recovery includes an increasing demand for larger stones. In addition, polished diamond prices have also improved in calendar 2010, although the increase in price of polished stones on a percentage basis is still less than for rough diamonds. The retail sector has shown a year-on-year increase in trade but has not yet fully recovered. Margins on polished stones are still small because of high rough diamond prices. Yet credit terms have improved from the exceptionally high terms offered to the industry prior to the credit crisis in late 2008, and this should increase the purchasing power of the retail sector.

Operations and Projects

During the first two months of the quarter Rockwell's three operations underperformed against budgeted production targets, but exceeded budgeted carats in May. This was primarily the result of weather factors and high sand contents in the ore bodies, which impeded plant throughput and processing capacity. Remedial actions have been put in place. The Company has implemented the construction of an in-pit screening facility at Saxendrift that will remove the fine sand fraction and oversize gravel component and produce a pre-concentrate ore that will be transported to the processing plant. This will result in cost savings in respect of transport and diesel greater processing capacity through the plant, and quicker rehabilitation thereby providing additional savings.

In May, the Company pre-commissioned its Klipdam Extension bulk sampling project to the east of the Klipdam mine. This project will evaluate alluvial diamond properties that the Company holds in the vicinity of Klipdam with a view to developing further production capacity from properties which yield good results in terms of grade and diamond value. The Company is also proceeding with the design, re-engineering of the Wouterspan processing plant to build a high volume low cost mining and processing operation with greater production capacity Saxendrift. The Company plans to delay the construction and re-commissioning of Wouterspan to ensure that front end engineering enhancements made at Saxendrift are incorporated into the new Wouterspan plant design. These will ensure greater throughput capacity and lower operating costs. At the same time Rockwell aims to fast track the acquisition of the Tirisano project (see below) to provide additional carat production in place of production from Wouterspan.

Operations Overview

In the three month period ended May 31, 2010:

  7,368 carats were produced at the Holpan, Klipdam and Saxendrift operations and the Klipdam Extension bulk sampling project, including contractor recoveries.
  4,927.46 carats were sold at an average price of US$1,611.11 per carat.
  Tender sales of US$7.9 million plus US$0.3 million returns from beneficiation profit share (the joint venture with the Steinmetz Group, where rough stones are polished and sold and the profit shared) resulted in diamond revenues for the quarter of $8.5 million (US$8.2 million).
  Cost of sales including amortization, depletion and impairment charges totalled $6.0 million. A fair value adjustment on investments of $0.1 million was recognized in the quarter. This resulted in a combined amortization, depletion and impairment charge of $3.1 million for the quarter.
  An operating profit of $2.5 million was realized for the period.
  Net general and administrative expenses amounted to $1.4 million, travel and conference expenses amounted to $0.1 million, interest expenses amounted to $0.1 million and future income tax expense was $0.3 million.
  A loss of $0.03 million or $0.00 per share was realized for the period.
  Diamond inventories at May 31, 2010 totalled 4,351 carats.
  Production at the three operations steadily increased, reaching 756,476 cubic metres. The Company's overall increase in production has been significantly influenced by the expanded capacity of the Saxendrift plant.
  The Company's drive to cut costs and optimize its operations continues to yield results. The average operating cash cost over the quarter for the three operations was US$6.68 per cube, which is within the US$6.00 - US$7.0 per cube range that was forecasted for fiscal 2011.
  The average total cost for all the operations over the first quarter of fiscal 2011, including rehabilitation, lease payments and royalties was US$9.95 per cube. These costs include the pre-commissioning of the Klipdam Extension bulk sampling project.

Note: Rockwell has elected to report its production and cost data in terms of cubic metres or cubes rather than per tonne as was the case in the past. This is in line with conventional industry standards for alluvial deposits. For conversion from cubic metres or cubes to metric tonnes, the specific gravity factor for the Holpan, Klipdam, and Klipdam Extension deposits is 1.8 g/cm3, for the Saxendrift and Wouterspan deposits the factor is 2.1 g/cm3, and for the Blue Gum (Tirisano) deposit near Ventersdorp (see below) the factor is 1.80 g/cm3.

Additional details on production, sales and revenues for the quarter and with comparative results for the first quarter of fiscal 2010 are provided below. Complete financial results and the Company's Management Discussion and Analysis are posted on the website and on the Company's profile at www.sedar.com.

Production and Sales - Quarter Comparison

PRODUCTION
Operation	3 months ending May 31, 2010			3 months ending May 31, 2009
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	199,030	2,016	1.01	190,660	987	0.52
Klipdam	216,083	2,950	1.37	210,710	1,608	0.76
Wouterspan	-	-	-	-	-	-
Klipdam Extension	9,052	3	0.03	-	-	-
Saxendrift	332,311	2,346	0.71	236,963	1,427	0.6
Other*	-	53	-	-	-	-
Total	756,476	7,368	0.97	638,333	4,022	0.63

SALES AND REVENUE
Operation	3 months ending May 31, 2010				3 months ending May 31, 2009
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	1,514	2,233,774	1,475.62	1,282	1,144	316,344	276.41	683
Klipdam	1,390	867,695	623.98	2,156	2,473	1,183,274	478.50	877
Wouterspan	-	-	-	-	562	269,087	479.07	14
Klipdam Extension	-	-	-	3	-	-	-	-
Saxendrift	1,970	4,790,871	2,431.63	910	937	1,069,744	1,141.36	857
Other*	53	46,321	876.13	-	-	-	-	-
Total	4,927	7,938,660	1,611.11	4,351	5,116	2,838,449	554.79	2,431

*Other refers to an independent contractor processing gravels and sold with the groups tender. These carats are excluded from grade calculations.

Plans Moving Forward

In March 2010, the Company signed a term sheet for purchase 74% of the Tirisano or Blue Gum diamond operation, located in the Ventersdorp region of South Africa, from Etruscan Diamonds Ltd for an amount not exceeding South African Rand 33.5 million (approximately $4.65 million), payable in Rockwell shares. The Blue Gum property hosts an alluvial diamond deposit with 25 million cubic meters of indicated mineral resources and 15 million cubic meters of inferred mineral resources, both at an estimated grade of 2.37 carats/100 cubic meters (see Rockwell March 11, 2010 news release); operations are currently on care and maintenance.

The higher grade of the Tirisano deposits, compared to the low grades of Rockwell's Northern Cape operations, and large volume resources will facilitate high production rates and greater consistency of carat production, thereby smoothing the Company's revenue stream.

Completion of the acquisition is subject to a number of conditions including South African mining ministry consent, securities regulatory approvals including TSX, satisfactory due diligence and project development financing and electric power negotiations. The Rockwell shares to be issued will be subject to escrow, resale and voting restrictions and will not materially affect control. Completion is targeted for the third calendar quarter.

President and CEO John Bristow commented, "The Company continues to implement initiatives to improve operating and costs structures in all parts of its business which will form the foundation for Rockwell's growth and acquisition plans. The objective is to create a gemstone producer of about 10,000 carats per month in the long term. Plans to fund and achieve this target will be presented to shareholders in due course."

Rockwell will host a telephone conference call on Monday, July 19 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific; 4:00 p.m. Johannesburg) to discuss these results. The conference call may be accessed by dialing 888-349-9587 (toll free) or 719-457-2713 (toll) in North America, 0 808 101 1147 (toll free) in the United Kingdom and 0 800 980 989 (toll free) in South Africa.

A live and archived audio webcast will also be available at on the Company's website at www.rockwelldiamonds.com. The conference call will be archived for later playback until midnight (ET) July 26, 2010 and can be accessed by dialing (888) 203-1112 (toll free) in North America or (719) 457-0820 (toll) and using the pass code 5136455.

For further information on Rockwell and its operations in South Africa, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.